Exhibit 99.1

PainReform Completes Strategic Acquisition of DeepSolar, Unlocking New Growth
Opportunities in AI-Driven Solar Analytics

Acquisition Positions PainReform as a Potential Leader in High-Growth, High-Margin AI Solar
Energy Management While Continuing Its Core Focus on Pharmaceutical Innovation

Tel Aviv, Israel – March 5, 2025 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced the successful closing of its previously announced acquisition of 100% of the business activity of DeepSolar, an AI-driven solar analytics platform, from BladeRanger Ltd, a public company registered under the laws of the State of Israel, whose shares are listed for trading on Tel Aviv Stock Exchange under the ticker “BLRN”. This acquisition marks an important milestone for PainReform as it expands into a high-growth sector with significant revenue potential, leveraging DeepSolar’s proprietary AI-driven solutions to optimize solar energy asset management.

The acquisition solidifies PainReform’s entry into the rapidly expanding clean energy sector, where DeepSolar’s software optimizes solar farm efficiency and profitability. With the transaction now complete, PainReform aims to broaden DeepSolar’s customer base, as well as increase penetration within existing customers, targeting major utility-scale solar operators, independent power producers, and residential solar users.

DeepSolar provides a cutting-edge AI analytics platform that enhances energy production while reducing operational inefficiencies. The platform seamlessly integrates with SCADA systems to provide monitoring, predictive maintenance, and actionable insights, reducing costs and boosting profitability for solar asset owners.

PainReform expects DeepSolar to contribute long-term value by:

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Generating Recurring Revenue Streams: DeepSolar’s Software-as-a-Service (SaaS) model is designed to provide a steady, high-margin revenue from commercial solar operators, asset owners and residential users.

●	Reducing Operational Costs for Customers: AI-driven automation and analytics are expected to cut maintenance expenses by up to 30%, directly improving customer profitability.

●	Achieving Broad Market Penetration: DeepSolar’s target customers span major energy producers, residential solar users, and grid operators, creating multiple avenues for revenue growth.

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Enhancing Technological Differentiation: DeepSolar’s AI capabilities offer a distinct advantage in the competitive renewable energy market, setting PainReform apart as a potential future technology leader in solar asset optimization.

According to the SolarPower Europe report on the solar market from 2021–2026, the solar energy market is expanding rapidly, generating over 1 terawatt (TW) of energy and growing at an annual rate of 25.32%. In 2024 alone, the residential solar market reached a valuation of $94.2 billion according to the Solar Industry Research Data report, and is expected to grow at 8% annually through 2034. DeepSolar’s solutions directly address the inefficiencies in solar asset management, presenting a massive market opportunity for PainReform to capture value in both the B2B and B2C segments.

“With DeepSolar officially part of our portfolio, we believe PainReform is positioned to capitalize on the accelerating global transition to clean energy,” said Ehud Geller, Chairman and interim CEO of PainReform. “This acquisition aligns with our broader strategy to invest in high-margin, technology-driven sectors while continuing to advance our pharmaceutical innovations. The integration of AI-powered analytics into solar energy management potentially opens a vast new revenue channel and enhances our ability to create shareholder value.”

The Company expects DeepSolar’s scalable SaaS platform to drive revenue growth and plans to explore strategic partnerships with utility companies, solar technology providers, and smart grid operators.

While PainReform remains committed to advancing its core drug delivery technologies, including its proprietary PRF-110 for post-surgical pain relief, it believes that the addition of DeepSolar represents a forward-thinking investment in a high-growth sector that is designed to enhance long-term shareholder value.

In connection with the acquisition, PainReform received all rights, title and interest in certain (i) the agreements, (ii) intellectual property, (iii) accounts receivable, (iv) equipment, (v) Deep Solar’s reputation and customer relations associated with their business, (vi) the “My DeepSolar” application and platform, and (vi) all rights, title and interest in, to or arising from any of the foregoing assets, properties and rights (whether real, personal or mixed, tangible or intangible, wherever located), each as set forth or defined in the Agreement (collectively, the “Acquired Assets”). In consideration for the sale of the Acquired Assets, BLRN received upon closing (1) 178,769 ordinary shares of the Company, representing 9.9% of the issued and outstanding share capital of PainReform (after such issuance), and (2) 223,792 pre-funded warrants to purchase 223,792 ordinary shares. After the increase of the PainReform share capital at its shareholders meeting convened for April 3, 2025, PainReform will issue the remaining securities which include (1) 685,004 pre-funded milestone warrants to purchase 685,004 ordinary shares, (2) 1,087,565 warrants-A to purchase 1,087,565 ordinary shares, and (3) 1,087,565 warrants-B to purchase 1,087,565 ordinary shares. In addition, the core team managing DeepSolar at BLRN are joining PainReform.

Pursuant to the Agreement, BLRN may not exercise any of the pre-funded warrants, pre-funded milestone warrants, warrants-A or warrants-B held by it (or any assignee or transferee of BLRN), if, following such exercise, BLRN (including any assignee or transferee) holds shares of the Company which exceed 9.99% of the issued and outstanding share capital of PainReform.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform of the acquisition of DeepSolar, the anticipated market opportunity and potential for revenue growth.. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com